Formation

SUPPL

[redacted]

06016431

NEWS RELEASE

FORMATION CAPITAL CORPORATION PROPOSES AMENDMENTS TO OUTSTANDING WARRANTS

Vancouver, B.C., August 21, 2006 —Formation Capital Corporation (Formation, FCO-TSX) announced today that has the conditional approval of the TSX to the following proposed amendments to outstanding share purchase warrants of the Company, all of which are held by arms' length parties and none of which are listed (the "Warrants"):

Extend Expiry Date of 19,953,799 Warrants

The Company is proposing to extend the expiry date, from September 15, 2006 to September 30, 2006, of 19,953,799 Warrants issued December 5, 2003.

Reduce Exercise Price of 34,114,299 Warrants

The Company is proposing to reduce the exercise price to $0.30 per share, until 4:00 p.m. (Vancouver Time) on September 30, 2006 (the "Offer Expiry Time"), of 34,116,299 Warrants made up of the 19,953,799 Warrants referred to above, and 14,162,500 Warrants issued February 25, 2005 (12,500,000 Warrants exercisable at $0.60 per share and 1,662,500 Broker Warrants exercisable at $0.57 per share). The exercise price of any of the Warrants issued February 25, 2005 that are not exercised prior to the Offer Expiry Time will revert to their original respective exercise prices immediately following the Offer Expiry Time.

New Warrant

The Company is proposing to issue 0.5 new non-transferable share purchase warrants (each whole new warrant, a "New Warrant") in exchange for each of the 34,119,299 Warrants exercised prior to the Offer Expiry Time. Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Company at an exercise price of $0.50 per share until September 30, 2007, subject to an Accelerated Expiry Date as follows:

> "In the event that the ten (10) day weighted average trading price of the Company's common shares on the TSX for any ten (10) consecutive trading days is $0.75 or more (the tenth such trading day being the "Determination") the expiry date of the warrants will be accelerated to the thirtieth calendar day following the Determination (the "Accelerated Expiry Date"). The Company will forthwith on the Determination immediately notify the holders of the warrants of the Accelerated Expiry Date. All warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the holders."

The proposed amendments will be effective September 5, 2006. The Warrants, and the certificates representing the Warrants, outstanding on September 5, 2006 will be amended to reflect the foregoing by means of a Notice to be sent to the holders of such Warrants at the address of record for such holders.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

dlw 8/30

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.